SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to _____
Commission file number 1-13232
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
401(k) RETIREMENT PLAN
(Full title of the plan)
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office)

Financial Statements and Schedule
Apartment Investment and Management Company 401(k) Retirement Plan
Year Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Benefits Committee
Apartment Investment and Management Company
We have audited the accompanying statements of net assets available for benefits of Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Denver, Colorado
June 29, 2009

Apartment Investment and Management Company 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Investments	$70,072,963	$92,340,421
Contributions receivable:
Participant	175,560	—
Employer	97,292	—

Total contributions receivable	272,852	—
Dividends receivable	324,299	181,581

Total assets	70,670,114	92,522,002

Other liabilities	—	76,128

Total liabilities	—	76,128

Net assets reflecting investments at fair value	70,670,114	92,445,874
Adjustment from fair value to contract value for common/collective trust fund fully benefit-responsive investment contracts	464,862	89,412

Net assets available for benefits	$71,134,976	$92,535,286

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions (deductions):
Contributions:
Participant contributions	$9,662,935
Employer contributions	5,287,629
Rollover contributions	1,229,931

16,180,495

Investment income (loss):
Interest and dividend income	2,880,439
Net depreciation in fair value of investments	(29,295,128)

(26,414,689)

Benefit payments	(11,102,617)
Administrative expenses	(63,499)

Net decrease	(21,400,310)
Net assets available for benefits at the beginning of the year	92,535,286

Net assets available for benefits at the end of the year	$71,134,976

See accompanying notes.

Apartment Investment and Management Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of the Apartment Investment and Management Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering all employees of Apartment Investment and Management Company (the “Company” or “AIMCO”) who have completed 30 days of service and are age 18 or older, except Puerto Rico employees, who are not eligible to participate in the Plan, and certain employees covered by collective bargaining agreements who are not eligible to participate in the Plan, unless such collective bargaining agreement provides for the inclusion of such employees as participants in the Plan. The Plan is administered by Fidelity Investments Retirement Services Company and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Each year, participants may contribute to the Plan, on a pretax basis, up to 50% of their eligible compensation, or $15,500 (for 2008), whichever is less. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company may make matching contributions in the following manner: (1) a 100% match on participant contributions to the extent of the first 3% of the participant’s eligible compensation; and (2) a 50% match on participant contributions to the extent of the next 2% of the participant’s eligible compensation. On December 31, 2008, the Company suspended employer matching contributions effective January 29, 2009. The Company may reinstate employer matching contributions at any time.
Each participant’s account is credited with the participant’s contributions, Company matching contributions and appreciation or depreciation in earnings from the fund(s) elected by the participant. The benefit to which a participant is entitled is their vested account balance at the time of distribution.
Participants are immediately vested in their voluntary contributions. The Company’s matching contributions made on or after January 1, 2004 vest immediately. Matching contributions made prior to January 1, 2004 vest fully after three years of service. Participants forfeit any unvested matching contributions upon the earlier of a distribution following termination of employment or five years from their break-in-service date, exclusive of any subsequent periods of qualifying re-employment. Any forfeited portion of a participant’s account may be used by the Company to reduce the next employer contribution or pay expenses of the Plan. During the year ended December 31, 2008, $63,499 of forfeited unvested participant balances were used to pay administrative expenses. For the year ended December 31, 2008, forfeited balances of terminated participants’ unvested accounts totaled $20,464. At December 31, 2008 and 2007, Plan assets totaling $39,702 and $79,086, respectively, were available to reduce employer contributions or pay administrative expenses in the future.
Participants may borrow funds from their own account. Loans are permitted in amounts not to exceed the lesser of $50,000 reduced by the highest outstanding loan balance for the preceding year or 50% of the value of the vested interest in the participant’s account. Three loans may be outstanding at any time; however, only one new loan is permitted during any twelve-month period.
On termination of service or upon death, disability or retirement, a participant may elect to receive a distribution equal to the vested value of his or her account, which will be paid out as soon as administratively possible.
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will become fully vested and will receive a total distribution of his or her account.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting.
Investments
Investments other than participant loans and the common/collective trust fund are valued at fair value as determined by reference to quoted market values. The participant loans are valued at their outstanding balances. Investments held in the common/collective trust fund are recorded at fair value. As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in guaranteed investment contracts through a common/collective trust (Fidelity Management Trust Company Managed Income Portfolio Fund). The statements of net assets available for benefits present the investments in the Fidelity Management Trust Company Managed Income Portfolio Fund at fair value within the investments balances, and then include an adjustment to reconcile the fair value of such investments to their contract value for purposes of reporting net assets available for benefits. The fair value of the Plan’s interest in the Fidelity Management Trust Company Managed Income Portfolio Fund is based on information reported by the issuer of the common/collective trust at year-end. The contract value of the Fidelity Management Trust Company Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Income Tax Status
The Plan is based on a prototype plan document sponsored by an affiliate of the Plan’s trustee. The Plan’s trustee has received an opinion letter from the Internal Revenue Service dated December 5, 2001, stating that such prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Subsequent to this determination by the Internal Revenue Service, the prototype plan document was amended, and the Plan’s trustee received a favorable opinion letter from the Internal Revenue Service dated October 9, 2003. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. AIMCO, the plan sponsor, believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as restated and amended, is qualified and the related trust is tax exempt.
Plan Expenses
The Company pays certain expenses necessary to administer the Plan primarily through forfeited balances of terminated participants’ accounts. If the forfeiture balance is less than administrative expenses, the deficiency will be paid by the Company. Total plan administrative expenses of $63,499 for the year ended December 31, 2008, were paid using forfeited balances of terminated participants’ accounts.

Reclassifications
Certain items included in the 2007 financial statements have been reclassified to conform to the 2008 presentation.
3. Fair Value Measurements
On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“Statement 157”), and subsequently adopted certain related FASB staff positions. Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Statement 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Statement 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 —	Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets

Level 2 —	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3 —	Unobservable inputs that are significant to the fair value measurement
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements by Input Level
	Level 1	Level 2	Level 3	Total
Common stock	$1,882,168	$—	$—	$1,882,168
Mutual funds	56,065,375	—	—	56,065,375
Common/collective trust funds	—	8,617,801	—	8,617,801
Participant loans	—	—	3,507,619	3,507,619

Total investments	$57,947,543	$8,617,801	$3,507,619	$70,072,963

The valuation methodologies used to measure the fair values of common stock and mutual funds use quoted market prices from active markets. The valuation methodologies used to measure fair value of common/collective trust funds is based on the fund’s net asset value, or NAV, provided by Fidelity Management Trust Company. The fund’s NAV is determined in part based on valuation techniques that use observable inputs classified within Level 1 and Level 2 of the valuation hierarchy. The Plan has classified the common/collective trust funds within Level 2 of the valuation hierarchy based on the significance of the Level 2 inputs to the valuation. Participant loans, all of which are secured by vested account balances of borrowing participants, are valued at cost plus accrued interest, which approximates fair value. Inputs to the valuation of the participants’ loans are primarily unobservable and accordingly the participant loans are classified with Level 3 of the valuation hierarchy.
The table below is a summary of changes in the fair value of the Plan’s assets classified within Level 3 of the fair value hierarchy during the year ended December 31, 2008:

Participant
Loans
Balance as of January 1, 2008	$3,277,096
Issuances, repayments and settlements, net	230,523

Balance as of December 31, 2008	$3,507,619

4. Investments
The Plan’s investments are held in trust by Fidelity Management Trust Company, the trustee of the Plan. The Plan’s investments in the various funds (including investments bought, sold, and held during the year) depreciated in fair value for the year ended December 31, 2008, as presented in the following table:

Net Realized
and
Unrealized
Depreciation
in Fair Value
During Year

Investments in mutual funds	$(27,799,158)
Investments in common stock	(1,495,970)

Total	$(29,295,128)

The AIMCO Stock Fund is valued on a unitized basis and holds AIMCO common stock and cash. Unitization of the fund allows for daily trades and the value of a unit reflects the combined value of the AIMCO common stock and cash investments held by the fund. At December 31, 2008 and 2007, this fund held 158,161 shares and 73,268 shares of AIMCO common stock with a market value of approximately $1.8 million and $2.5 million, respectively. At December 31, 2008 and 2007, this fund had approximately $0.3 million and $0.2 million, respectively, of accrued dividends, which were paid in January 2009 and 2008, partially in cash and partially through the issuance of additional shares of AIMCO common stock. The accrued dividends are presented as dividends receivable in the accompanying statements of net assets available for benefits.
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2008	2007
Fidelity Investment Mutual Funds:
Growth Company Fund	$5,635,995	$8,970,992
Growth and Income Fund	*	13,410,442
Money Market Trust Retirement Money Market Portfolio	7,382,560	6,214,819
Equity Income II Fund	*	6,370,591
Diversified International Fund	3,926,173	7,119,887
Disciplined Equity Fund	7,752,690	*

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	4,352,449	*
BlackRock Large Cap Value Fund — Institutional Class	4,090,228	*

Fidelity Management Trust Company Common/Collective Trust Fund:
Managed Income Portfolio Fund (1)	8,617,801	8,227,419

*	Investment less than 5%.
(1)	At December 31, 2008 and 2007, the contract value of the Plan’s investments in the common/collective trust fund was $9,082,663 and $8,316,831, respectively.

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to net assets per the Plan’s Form 5500:

December 31,
2008
Net assets available for benefits per the financial statements	$71,134,976
Adjustment from fair value to contract value for common/collective trust fund fully benefit-responsive investment contracts	(464,862)
Benefit claims payable	(39,507)

Net assets per the Form 5500	$70,630,607

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net loss per the Plan’s Form 5500:

December 31,
2008
Net decrease in net assets available for benefits per the financial statements	$(21,400,310)
Unrealized loss in fair value of common/collective trust fund fully benefit-responsive investment contracts	(464,862)
Benefit claims payable	(39,507)

Net loss per the Form 5500	$(21,904,679)

SCHEDULE

Apartment Investment and Management Company 401(k) Retirement Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008
EIN: 84-1259577
Plan Number: 002

	Description of Investment, including
	Maturity Date, Rate of Interest,		Current
Identity of Issue, Borrower, Lessor or Similar Party	Collateral, Par or Maturity Value		Value

Common stock:
*AIMCO Stock Fund (1)	223,862	shares	$1,882,168

*Fidelity Investment Mutual Funds:
Growth Company Fund	115,114	shares	5,635,995
Fidelity Real Estate Fund	106,824	shares	1,667,529
Asset Manager Fund	261,621	shares	2,835,976
Disciplined Equity Fund	445,301	shares	7,752,690
Low Priced Stock Fund	89,415	shares	2,067,264
Diversified International Fund	182,528	shares	3,926,173
Fidelity Small Cap Stock Fund	121,963	shares	1,195,238
Fidelity Freedom Income Fund	25,940	shares	247,982
Fidelity Freedom 2000 Fund	21,155	shares	212,603
Fidelity Freedom 2010 Fund	144,068	shares	1,492,548
Fidelity Freedom 2020 Fund	252,914	shares	2,541,785
Fidelity Freedom 2030 Fund	261,889	shares	2,556,032
Fidelity Freedom 2040 Fund	393,721	shares	2,200,902
Money Market Trust Retirement Money Market Portfolio	7,382,560	shares	7,382,560
Spartan US Equity Index Fund	52,363	shares	1,670,367

*Fidelity Management Trust Company
Common/collective trust fund:
Managed Income Portfolio Fund	9,082,663	shares	8,617,801

Other investment funds:
Pacific Investment Management Company Total Return Fund — Administrative Class	429,236	shares	4,352,449
Pacific Investment Management Company Real Return Fund — Institutional Class	176,207	shares	1,665,153
Vanguard Explorer Fund	42,379	shares	1,660,419
American Beacon Small Cap Value Fund	79,122	shares	911,482
BlackRock Large Cap Value Fund — Institutional Class	341,707	shares	4,090,228

*Participant loans	Interest rates range from 6.00% to 10.25%		3,507,619

			$70,072,963

*	Indicates a party-in-interest to the Plan.

(1)
The AIMCO Stock Fund is a unitized fund and holds AIMCO common stock and cash. At December 31, 2008, this fund held 158,161 shares of AIMCO common stock with a market value of approximately $1.8 million.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2009

APARTMENT INVESTMENT AND MANAGEMENT COMPANY 401(k) RETIREMENT PLAN
By:	/s/ JAMES G. PURVIS
James G. Purvis
Executive Vice President, Human Resources

By:	/s/ DAVID ROBERTSON
David Robertson
President, Chief Investment Officer and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.

23.1	Consent of Ernst & Young LLP